                                                                   Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					THREE MONTHS ENDED DECEMBER 31,
	1999	2000	2001	2002	2003	2003
Earnings: Earnings before income taxes (a) (b) Fixed charges	$ 2,064 258	2,192 359	1,650 376	1,622 321	1,452 322	365 81
Earnings, as defined	$ 2,322	2,551	2,026	1,943	1,774	446

Fixed Charges: Interest expense One-third of all rents (b)	$ 199 59	292 67	304 72	250 71	246 76	62 19
Total fixed charges	$ 258	359	376	321	322	81

Ratio of Earnings to Fixed Charges	9.0x	7.1x	5.4x	6.1x	5.5x	5.5x

(a)

Represents earnings from continuing operations before income taxes and cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.

(b)	The operating results of Dura-Line have been reclassified to discontinued operations for all years presented.